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MESFIN ABEL ARAYA

Abel.Araya@dechert.com +1 212 698 3698 Direct +1 212 698 3599 Fax

December 5, 2024

VIA EDGAR

Christopher Bellacicco

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4644

Re:	Goldman Sachs ETF Trust (the “Registrant”)
SEC File Nos. 333-200933 and 811-23013
Post-Effective Amendment No. 654 to the Registration Statement on Form N-1A

Dear Mr. Bellacicco,

This letter responds to the comments you provided to me during a telephonic discussion on November 7, 2024 with respect to your review of Post-Effective Amendment No. 654 (the “Amendment”) to the Registrant’s registration statement, filed with the U.S. Securities and Exchange Commission (“SEC”) on September 26, 2024. The Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, for the purpose of registering shares of the Goldman Sachs India Equity ETF, a new series of the Registrant (the “Fund”). We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the registration statement.

Prospectus

1.

Comment: With respect to the “Summary—Fees and Expenses of the Fund” and “Summary—Expense Example” sections, please include a completed “Annual Fund Operating Expenses” table and “Expense Example” table.

Response: The Fund’s completed “Annual Fund Operating Expenses” table and “Expense Example” table are attached hereto as Exhibit A.

2.

Comment: With respect to the first paragraph of the “Summary – Principal Investment Strategies” section, the last sentence reads, “The Fund may also invest in exchange-traded funds (“ETFs”) and other instruments with similar economic exposures.” Please confirm that the acquired fund fees and expenses of such ETFs will not exceed one basis point. Otherwise, please include acquired fund fees and expenses as a line item in the fee table.

Response: The Registrant hereby confirms that the Fund’s acquired fund fees and expenses are not expected to exceed 0.01% of the Fund’s average net assets during its first fiscal year.

3.

Comment: With respect to the third paragraph of the “Summary – Principal Investment Strategies” section, Roman numeral (i) in that paragraph states that the Fund may invest in the aggregate up to 20% of its Net Assets in “equity investments in issuers that are not economically tied to India.” If such investments will have any other geographic concentration or industry concentration, please disclose.

Response: The Registrant does not presently expect such investments to be concentrated in a particular geographic region or industry.

4.

Comment: With respect to the third paragraph of the “Summary – Principal Investment Strategies” section, Roman numeral (ii) in that paragraph states that the Fund may invest in the aggregate up to 20% of its Net Assets in “fixed income securities, such as government, corporate and bank debt obligations.” With respect to such fixed-income securities:

(i) please add disclosure clarifying that these investments will not be economically tied to India;

(ii) please disclose any limits on maturity or duration, credit quality or geographic concentration;

(iii) if the Fund will invest in below-investment grade securities as part of its principal investment strategy, please:

(a) disclose this;

(b) disclose the ratings below which the Fund considers fixed income securities to be “below investment-grade;”

(c) disclose that such securities are often referred to as “junk” and are speculative; and

(d) please add corresponding risk disclosure.

Response:

(i)	The Registrant has revised the relevant disclosure to the following:

The Fund may invest in the aggregate up to 20% of its Net Assets in equity and fixed income securities that are not economically tied to India.

(ii)

The Fund’s investments in fixed income securities are not subject to maturity or duration, credit quality or geographic concentration limitations. Therefore, the Registrant respectfully declines to make any changes in response to this comment.

(iii)

The Fund may invest in fixed income securities rated BB+ or Ba1 or below (or comparable unrated securities) which are commonly referred to as “junk bonds.” The Fund respectfully notes that while the Fund may invest in non-investment grade fixed income securities, investing in such instruments is not a principal investment strategy of the Fund. The Fund discloses that it may invest in non-investment grade fixed income securities in the “Investment Securities” chart in the “Investment Management Approach—Other Investment Practices and Securities” section of the Prospectus. In addition, the risks associated with investing in “junk bonds” have been included as an additional risk of the Fund in the disclosure responsive to Item 9 of Form N-1A. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

5.	Comment: With respect to the “Summary—Principal Risks of the Fund” section, please consider including a “non-diversified” risk.

Response: The following has been added to as a principal risk of the Fund:

Non-Diversification Risk. The Fund is non-diversified, meaning that it is permitted to invest a larger percentage of its assets in one or more issuers or in fewer issuers than diversified funds. Thus, the Fund may be more susceptible to adverse developments affecting any single issuer held in its portfolio, and may be more susceptible to greater losses because of these developments.

6.

Comment: With respect to the “Summary—Principal Risks of the Fund” section, the Fund includes REIT risk, however; REITs do not appear in the Fund’s principal investment strategy. If the Fund plans to invest in REITs as part of its principal investment strategy, please revise accordingly. If the Fund does not plan to invest in REITs as part of its principal investment strategy, please move this risk to the statutory prospectus and identify it as a non-principal risk.

Response: The Registrant hereby confirms that the Fund invests may invest in REITs as part of its principal investment strategy. The third paragraph of the Fund’s principal investment strategy has been revised to the following:

“The Fund may invest in the aggregate up to 20% of its Net Assets in: (i) equity investments in issuers that are not economically tied to India; and (ii) fixed income securities, such as government, corporate and bank debt obligations. The Fund may also invest up to 15% of its Net Assets in initial public offerings (“IPOs”). The Fund may invest in real estate investment trusts (“REITs”).”

7.

Comment: The sixth paragraph from the end of the “Investment Management Approach—Principal Investment Strategies” section states that the Investment Adviser employs a fundamental investment process that “may integrate ESG factors alongside traditional fundamental factors.” Please briefly identify examples of ESG criteria considered and disclose whether such criteria are applied to all of the Fund’s investments.

Response: The Registrant has incorporated this comment. The relevant disclosure has been revised to the following:

The Fund’s portfolio management team may integrate ESG factors alongside traditional fundamental factors as part of its fundamental research process to seek to assess overall business quality and valuation, as well as potential risks. Traditional fundamental factors that the Fund’s portfolio management team may consider include, but are not limited to, cash flows, balance sheet leverage, return on invested capital, industry dynamics, earnings quality and profitability. ESG factors that the Fund’s portfolio management team may consider include, but are not limited to, carbon intensity and emissions profiles, workplace health and safety, community impact, governance practices and stakeholder relations, employee relations, board structure, transparency and management incentives. The identification of a risk related to an ESG factor will not necessarily exclude a particular security or sector that, in the Fund’s portfolio management team’s view, is otherwise suitable and attractively priced for investment, and the Fund’s portfolio management team may invest in a security or sector without integrating ESG factors or considerations into its fundamental investment process. The relevance of specific traditional fundamental factors and ESG factors to the fundamental investment process varies across asset classes, sectors and strategies. The Fund’s portfolio management team may utilize data sources provided by third-party vendors and/or engage directly with issuers when assessing the above factors.

SAI

8.

Comment: The “Investment Restrictions—Fundamental Investment Restrictions” section of the Statement of Additional Information states, “one or more issuers conducting their principal business activities in the same industry. . .”. Please add “or group of industries” after “same industry” under Section 8(b)(1) of the Investment Company Act of 1940.

Response: The Fund’s concentration policy states that the Fund may not, “[i]nvest 25% or more of its total assets in the securities of one or more issuers conducting their principal business activities in the same industry (for the purposes of this restriction, the U.S. Government, state and municipal governments and their agencies, authorities and instrumentalities are not deemed to be industries).” The Fund similarly does not intend to concentrate in securities of issuers in a particular “group of industries”; however, such language is not used in the fundamental policy to avoid potential confusion as to what constitutes a “group.” Accordingly, the Registrant believes it is appropriate to omit the phrase “group of industries” from the relevant disclosure in the Fund’s SAI.

* * * * * * *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (212)-698-3698 if you wish to discuss this correspondence further.

Sincerely,

/s/ Mesfin Abel Araya
Mesfin Abel Araya

cc:	Robert Griffith, Goldman Sachs & Co. LLC

Shane Shannon, Goldman Sachs & Co. LLC

Stephanie Capistron, Dechert LLP

Lauren Vineyard, Dechert LLP

Exhibit A

Fees and Expenses of the Fund

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.75%
Distribution and Service (12b-1) Fee	0.00%
Other Expenses[1]	0.00%

Total Annual Fund Operating Expenses	0.75%

[1]	The Fund’s “Other Expenses” have been estimated to reflect expenses expected to be incurred during the first fiscal year.

Expense Example

1 Year	3 Years
$77	$240